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                              March 5, 2024

       Theodore B. Miller, Jr.
       Co-Managing Member of 4M Management Partners, LLC
       Boots Parallel 1, LP
       c/o 4M Management Partners, LLC
       7800 Washington Ave., Suite 700
       Houston, TX 77007

                                                        Re: Boots Parallel 1,
LP
                                                            Crown Castle Inc.
                                                            DFAN14A Filed March
4, 2024
                                                            Filed By Boots
Parallel 1, LP et al.
                                                            File No. 001-16441

       Dear Theodore B. Miller:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used here have the same meaning as in your proxy statement.

       DFAN14A Filed March 4, 2024

       General

   1. We reissue in part prior comment 1 in our letter dated February 29, 2024. In future filings that state the
cooperation agreement "does not require Elliott to maintain an equity position in the
Company," please clarify that the cooperation agreement still requires
                                                        Elliott to maintain
economic exposure to the Company's common stock.
   2. Avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make
charges concerning improper, illegal or immoral conduct without factual foundation. See
Exchange Act Rule 14a-9. In future filings, avoid statements like the following without
appropriate factual foundation:

                                                              "Today   s
rewrite of Crown Castle   s cooperation agreement with Elliott Management
                                                            is a clear
admission that the Board of Directors    process was tainted and that it acted
 Theodore B. Miller, Jr.
Boots Parallel 1, LP
March 5, 2024
Page 2
              unlawfully    (emphasis added).
                   By now recutting the fundamentally flawed cooperation agreement and conceding the opposite, these faithless fiduciaries have shredded any remaining credibility
              (emphasis added).
                   Shareholders have been abused by the Board   s actions,
which continue to waste
              shareholder resources amid a disastrous era that has seen tens of billions of shareholder value destroyed.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameTheodore B. Miller, Jr.                     Sincerely,
Comapany NameBoots Parallel 1, LP
                                                              Division of
Corporation Finance
March 5, 2024 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName